Filed by Coca-Cola Enterprises, Inc. pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Coca-Cola Enterprises, Inc.

Filer’s SEC File No.: 001-34874

Date: August 19, 2015

Corrected Transcript

06-Aug-2015

Coca-Cola Enterprises, Inc. (CCE)

Coca-Cola European Partners Joint Venture Agreement Call

Total Pages: 23
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CORPORATE PARTICIPANTS

Timothy K. Leveridge	John Franklin Brock
Vice President & Director-Investor Relations, The Coca-Cola Co.	Chairman & Chief Executive Officer

Muhtar Kent	Manik H. Jhangiani
http://www.coca-colacompany.com/our-company/board-of-directors- muhtar-kent, The Coca-Cola Co.	Chief Financial Officer & Senior Vice President

Kathy N. Waller
Sol Daurella Comadrán Independent Non-Executive Director, Ebro Foods SA	Chief Financial Officer & Executive Vice President, The Coca-Cola Co.

OTHER PARTICIPANTS

Bryan D. Spillane	William Schmitz
Bank of America Merrill Lynch	Deutsche Bank Securities, Inc.

Judy E. Hong	Amit Sharma
Goldman Sachs & Co.	BMO Capital Markets (United States)

John A. Faucher	Mark D. Swartzberg
JPMorgan Securities LLC	Stifel, Nicolaus & Co., Inc.

Stephen R. Powers	Carlos Laboy
UBS Securities LLC	HSBC Securities USA, Inc.

Ali Dibadj	Robert E. Ottenstein
Sanford C. Bernstein & Co. LLC	Evercore ISI

Ian M. Shackleton	Andrew Holland
Nomura International Plc	Société Générale SA (Broker)

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MANAGEMENT DISCUSSION SECTION

Operator: At this time, I would like to welcome everyone to the Joint Conference Call for The Coca-Cola Company, Coca-Cola Iberian Partners and Coca-Cola Enterprises to discussion this morning’s press release announcing the strategic advancement of their partnership.

Today’s call is being recorded. If you have any objections, you may disconnect at this time. All participants will be in a listen-only mode until the formal question-and-answer portion of the call. [Operator Instructions] I would like to remind everyone that the purpose of this conference is to talk with investors and therefore questions from the media will not be addressed. Media participants should contact Coca-Cola’s Media Relations Department if they have questions.

I would now like to introduce Tim Leveridge, Vice President, Investor Relations Officer of The Coca-Cola Company. Mr. Leveridge, you may begin.

Timothy K. Leveridge

Vice President & Director-Investor Relations, The Coca-Cola Co.

Good morning and thank you for being with us today. I’m joined by Muhtar Kent, our Chairman and Chief Executive Officer; Kathy Waller, Executive Vice President and Chief Financial Officer; Sol Daurella, Executive Chairwoman of Coca-Cola Iberian Partners; John Brock, Chief Executive Officer of Coca-Cola Enterprises; and Nik Jhangiani, Chief Financial Officer of Coca-Cola Enterprises.

I would like to note that the parties have posted schedules under the Financial Reports & Information tab in the Investor section of the companies’ respective websites. These schedules reconcile certain non-GAAP financial measures which may be referred to by our senior executives during this morning’s discussion to our results as reported under Generally Accepted Accounting Principles. Please look on our respective websites for this information.

In addition, this conference call may contain forward-looking statements, including statements concerning long-term earnings objectives, and should be considered in conjunction with cautionary statements contained in our earnings release posted in the Investors section of the companies’ respective websites. Following prepared remarks this morning, we will turn the call over for your questions.

Now, let me turn the call over to Muhtar.

Muhtar Kent

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

Thank you, Tim, and good morning, everyone. Together with Kathy, I’m pleased to be joined by Sol Daurella from Coca-Cola Iberian Partners, as well as John Brock and Nik Jhangiani, our valued partners at Coca-Cola Enterprises, to discuss this morning’s announcement on how we’re ushering in an important new era for the Coca-Cola system in Western Europe.

At the heart of our system’s 2020 Vision is our commitment to best serve our consumers and customers everywhere. As I’ve shared over the past, we fundamentally believe that the franchise model is the best way to achieve this commitment and win in the marketplace. We’ve also been clear that our system cannot remain static as our customers and consumers evolve. Therefore, we must continuously look to improve our global capabilities.

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Today, I’m pleased to jointly announce with Coca-Cola Iberian Partners and Coca-Cola Enterprises that we’re taking decisive action to strategically advance our partnership and strengthen our capabilities across-the-board. We’ve agreed to merge our bottling operations in Germany with Coca-Cola Iberian Partners and Coca-Cola Enterprises into a new company named Coca-Cola European Partners in a transformational transaction that will create the world’s largest independent Coca-Cola bottler based on revenues.

The creation of a larger, unified Coca-Cola bottling partner in Western Europe represents an important step in our global system’s evolution as we continue to adapt our business model to innovate, to invest and to grow along with the changing demands in the marketplace.

This merger enhances alignment of the Coca-Cola system to more effectively compete and drive growth across developed European markets. With the strong leadership that will be assembled from across the three organizations, the new company will be better positioned to deliver world-class execution and customer service by leveraging the best practices of each party to drive sustainable growth in multiple categories.

Last year, The Coca-Cola Company laid out a five-point action plan to reinvigorate our top line growth. One of those initiatives was to refocus on our core business of building the world’s greatest beverage brand and leading an unmatched global system of strong local bottling partners.

Today’s announcement is another important step forward, building on recent actions taken in North America, Africa and Japan towards ensuring our system is well positioned to lead the global non-alcoholic beverage industry. We’re doing it in a way to make sure that we have aligned interest and that it is value accretive to all parties involved. I’m confident that these actions will strengthen our franchise model and drive long-term shareholder value for our respective companies and the Coca-Cola system.

With that, I will turn the call over to Sol, John and Nik to walk you through the transaction. Sol, please.

Sol Daurella Comadrán

Independent Non-Executive Director, Ebro Foods SA

Thank you, Muhtar, and good morning to everyone. As Muhtar said, today’s an important day for the Coca-Cola system in Europe. This transaction represents a great responsibility for all. As Coca-Cola European Partners, we’ll be a strategic partner to The Coca-Cola Company, with a shared vision to continuously evolve and improve to best serve our customers, consumers and partners. This transaction also represents an immense opportunity for our people. We will rely on a strong and talented management team with representatives from each party that have a wide spectrum of expertise in the non-alcoholic ready-to-drink business.

Let me start by introducing Coca-Cola Iberian Partners, for which I currently serve as Executive Chairwoman after 24 year in the business. Today’s announcement would not be possible without the successful creation of Coca-Cola Iberian Partners, a privately owned company formed through the consolidation of eight family-owned bottlers in 2013.

We view our relationship with The Coca-Cola Company as a strategic partnership based on shared principles of alignment. Our part focuses on execution, where we leverage customer and outlet influence, our strong route-to-market model and our brand portfolio to achieve a winning market group. We will bring all of this as well as our entrepreneurial spirit to Coca-Cola European Partners, balancing our commitment of returning significant value to our shareowners with addressing our social responsibility to our community.

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So now, turning to Coca-Cola European Partners. Coca-Cola European Partners will benefit from a broader and more diverse base of shareholders, and we’ll put best-in-class governance and leadership from the respective parties. I will become Chairwoman and John will become Chief Executive Officer. Both of us will be members of the Board of Directors. The remainder of the initial Board of Directors will consist of 15 members, the majority being independent non-executive directors.

Under our leadership, Coca-Cola European Partners will develop clear integration plans to allow for a smooth and agile transition. We will build on each other’s capabilities, best practices and complementary strengths to create a new bottler, levering the unique benefits each party brings. Our objectives will be to improve service to customers and consumers through a more consistent strategy for product development and market execution across Western Europe. We want all stakeholders in our value chain to perceive our company as a key partner because our goal is to help them grow and progress with us.

Finally, the increased scale and flexibility of our footprint will allow us to compete more efficiently. We will generate more resources to reinvest in the market to boost growth in Western Europe. All together, this will result in sustainable long-term value creation for the shareowners.

I will now turn the call over to John and Nik to take you through more of the details around the merger.

John Franklin Brock

Chairman & Chief Executive Officer

Thank you, Sol, and thank you to everyone who’s joined us today. First, I want to touch on why we’re so pleased to announce this important transaction and the strategic operational and financial value of this combination for CCE [Coca-Cola Enterprises], CCIP [Coca-Cola Iberian Partners], CCEAG [Coca-Cola Erfrischungsgetränke] and the Coca-Cola system.

The transaction will allow us to bring together the foundations and the unique expertise of each organization to create a new and better company, with more efficient operations in each of their respective markets. As you’ve heard, CCIP and CCEAG have each strengthened their operations in recent years. Now, we take a step forward in Western Europe together to create an enhanced platform strategically optimized to drive growth in the NARTD [non-alcoholic ready-to-drink] market.

We expect the creation of CCEP [Coca-Cola European Partners] to generate meaningful value for CCE shareowners and result in important benefits to our consumers, customers and employees. We plan to extend the best practices of all three organizations to CCEP’s operations. Once combined, CCEP will build on each bottler’s capabilities to improve efficiency and effectiveness and provide a consistent strategy for product development and end market execution. Importantly, this will drive long-term value creation for shareowners.

As mentioned, CCEP will have the scale, financial flexibility and operational focus to compete more effectively and to better serve customers and consumers. The new company’s increased scale will make it a stronger commercial partner at every level, from large customers to local and independent customers.

Western Europe has been an important strategic priority for CCE since we first acquired operations in the Netherlands from The Coca-Cola Company in 1993. In parallel, The Coca-Cola Company has continued to make progress consolidating and enhancing bottling operations in Germany. And additionally, as you’ve heard from Sol, CCIP has made significant progress in their territories.

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Those successes, along with CCE’s own progress in enhancing efficiency, lay the groundwork for today’s transaction. The combined company expands and improves our presence in Western Europe, serving a consumer population over 300 million in 13 countries, with more than 50 bottling plants and approximately 27,000 associates. The significant synergies, supply chain benefits and savings we anticipate from this transaction will help us drive top line and profit growth for CCEP shareowners by allowing increased investment in sales and consumer marketing.

To further strengthen our partnership with The Coca-Cola Company in Western Europe, CCEP and The Coca-Cola Company have agreed to enter into a new 10 + 10 year bottling agreement and a four-year incidence pricing agreement that will extend the economic terms currently in place in each respective territory. This provides us and The Coca-Cola Company with increased visibility and enables an aligned long-term approach to our business in these markets.

Now, I am please to say that this transaction brings together an experienced, talented management team with representatives from each party to lead CCEP. Besides Sol as Chairwoman and myself as CEO, Damian Gammell, the current President and CEO of Anadolu Efes Beverage Group, will become Chief Operating Officer. Nik Jhangiani will become Chief Financial Officer.

In addition, we will be selecting an integration team to leverage best practices, including supply chain and customer management. The integration team will be led by Víctor Rufart as Chief Integration Officer. Víctor is currently CEO of CCIP and has more than 25 years of experience in the Coke system. He also led the successful integration of bottlers within CCIP since 2006. Combined, this management has extensive European management experience as well as decades of experience within the Coca-Cola system.

CCEP will be incorporated in the United Kingdom, one of our largest markets. From there, CCEP will be able to efficiently manage the newly combined European bottling business.

I will conclude by saying that this transaction is a significant step-forward for CCE as well as for our merger partners. The combination of these entities to create CCEP is consistent with our strategy of continuously improving execution and customer service and driving significant shareowner value.

Now, I’ll turn it over to Nik to discuss some of the financial details of the transaction that we announced today. Nik?

Manik H. Jhangiani

Chief Financial Officer & Senior Vice President

Thank you, John and thanks to each of you for joining our call today. The terms of the agreement have been unanimously approved by the board of directors of each company. At closing, which we would expect to occur in the second quarter of 2016, CCIP shareowners will own 34% of the company. The Coca-Cola Company will own 18% and CCE shareowners will own 48%.

CCE shareowners will receive, for each CCE share held, one share of CCEP and a cash payment of $14.50 per share. We expect to fund this one-time payment of approximately $3.3 billion using newly issued debt by the new company.

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For 2015, pre synergy and on a pro forma basis, annual net revenues are expected to be $12.6 billion with an EBITDA of $2.1 billion, operating income of $1.6 billion and volume of 2.5 billion unit cases.

We’re expecting significant synergies from the increased scale of CCEP, including substantial supply chain benefits and administrative expense savings. CCEP is expected to generate annual run-rate pre-tax synergies of approximately $350 million to $375 million within three years of closing. These synergies will also position CCEP for increased investment in sales and customer marketing to drive incremental top line and profit growth over the long term, which will continue to enhance shareowner value.

CCEP’s effective tax rate is expected to be in a range of 26% to 28%. The combined company is expected to have net-debt-to-EBITDA ratio of approximately 3.5 times. And given the strong cash flow, we would expect to deleverage to a target operating level of 2.5 times by year-end 2017. Longer term, we expect to operate within the range of 2.5 times to 3 times net-debt-to-EBITDA. The strong financial profile of CCEP will be consistent with our commitment to an investment grade rating. Further, we plan to pay dividends per share of approximately 30% to 40% of net income, to be determined by the board of directors.

The proposed transaction is subject to approval by CCE shareowners, regulatory approvals and other customary conditions. At this time, we do not anticipate any issues with receipt of regulatory clearance and anticipate a close in the second quarter of 2016.

Let me close with one last comment about CCE. Our goals and values for CCE remain the same. We’re still committed to and focused on improving services for consumers and customers, generating cash flow and, importantly, consistently creating long-term value for shareowners.

Thank you for time. And now, we will open up the line for questions. Operator?

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QUESTION AND ANSWER SECTION

Operator: Yes, sir. Thank you. [Operator Instructions] And our first question comes from Bryan Spillane, Bank of America. Your line is open.

Bryan D. Spillane Bank of America Merrill Lynch Hey. Good morning, everybody, and congratulations.	Q

John Franklin Brock Chairman & Chief Executive Officer Hey, Bryan. Good morning.	A

Muhtar Kent http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co. Thanks, Bryan. Thank you.	A

John Franklin Brock Chairman & Chief Executive Officer Thanks, Bryan.	A

Bryan D. Spillane Bank of America Merrill Lynch	Q

I’m going to – I will keep it to one question although I could probably ask about 15. I guess, one big overarching question would be, I think you articulated that there’s a cost saving synergy component and you’ve also articulated, I think, what looks like a pretty strong cash flow generating model going forward once you put the companies together. Can you talk a little bit about what you would see as the sort of the revenue growth potential of this company? And I guess both from the KO perspective and for the combined entity, just how revenue growth might be accelerated or moved to a higher level because of this combination. So, I guess trying to get sense of how we should think about revenue synergy.

Muhtar Kent http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.	A

Yeah, Bryan, I’ll make some opening comments and then I think also Nik and John may comment. But I’ll tell you, clearly there’s significant synergies. Clearly, there is going to be a benefit in terms of increased investments; how they interface in terms of our customers and consumer facing and customer facing investments. And no question about the fact that we all believe that those increased investment – that increased investment potential will lead to a better trajectory in terms of revenue growth going forward. And so, we are confident that this will be a very important positive of this new transaction. And for any further details, do you want to comment, John and Nik?

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John Franklin Brock Chairman & Chief Executive Officer	A

Yes. I agree completely with what Muhtar said. Bryan, I think it’s a fair question you’re asking, and I think you know that at CCE we’ve had revenue growth targets for some time now of 4% to 6%; operating income target of 6% to 8%.

I think it’s too early honestly to communicate what the new entity’s targets will be. I think one of the things we’re going to want to be thinking about in the time between now and the time of close is exactly what they should be and will be. I think it’s fair to say, given the scale and the capabilities that we’re going to have in this new entity, that we should be in a position to have some revenue growth targets and operating income targets that are exciting and robust and will be more in line with the kind of long-term targets that we had at CCE.

Bryan D. Spillane	Q

Bank of America Merrill Lynch

So, fair for us to think that you’ve got now more resources to not just put savings or drop profits to the bottom line, but also to spend, to drive the top line?

John Franklin Brock	A

Chairman & Chief Executive Officer

Yes, that’s a correct assumption.

Bryan D. Spillane	Q

Bank of America Merrill Lynch

Okay, thank you.

Operator: Thank you. The next question is from Judy Hong, Goldman Sachs. Your line is open.

Judy E. Hong	Q

Goldman Sachs & Co.

Thank you, good morning and congratulations as well. So, I guess on the cost synergy assumptions, hoping to get a little bit color just in terms of how much of that is some of the manufacturing cost savings that you would have got within Spain or within Germany, kind of outside of the three entities getting together as those markets are still relatively fragmented when you look at the manufacturing footprint.

And then secondly, as you think about these contiguous territories, obviously I think the prior understanding is maybe some of those synergies are a little bit more difficult to get just because you don’t have one overlapping market per se. So, just the fact that these are contiguous countries, kind of what are some of the synergies that can actually be realized as part of being a consolidated entity? And then, Nik, just on the cash cost of achieving these synergies, can you just give us that number?

John Franklin Brock	A

Chairman & Chief Executive Officer

Hi, Judy. Thanks for the congratulations. Let me just say that the way we have been looking at synergies in this new entity is by taking careful consideration of various programs that were already in flight as well as looking at what the kinds of synergies would be by combining the entities.

And we think we’ve actually put together a very reasonable and realistic assessment of what the synergies are. As we’ve commented, there are some that are in supply chain. There are others that are in the more G&A area. And as you well know, 95% of the products that are produced in any given market or sold in any given market are sold in that market. That’s just the nature of our business, which means that the kinds of synergies we’re talking about here are, again, either ones that were already in flight in various markets or ones that do come about because of combination.

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But we’ve been very candid and open with you in the past in saying major, major supply chain cost savings because of the difficulty in shipping products extended distances isn’t real and frankly is not something that’s included in the numbers we’re giving to you. So, we think we’ve put together a very reasonable and realistic assessment of the synergies. Now, I’ll let Nik comment on the second question.

Manik H. Jhangiani	A

Chief Financial Officer & Senior Vice President

Yeah, Judy, in terms of your question in relation to the cost to achieve, while we’re still pulling our plans together, I would say to you some of the synergies that we’re looking to achieve obviously would have costs associated with it while some of the others might not. For instance, areas of procurement, particularly indirect, there’s not going to be much cost in terms of being able to achieve those. So while we continue to assess these costs as we develop these plans for integration, a good rule of thumb that we believe would be an approximation would be about a 1.5 times cost to achieve versus the synergy number that we’ve communicated. But again of course we’ll continue to update you on that as we evolve our plans for the integration.

Judy E. Hong	Q

Goldman Sachs & Co.

Thank you. And is it really more of a phased-in, kind of over a three-year period evenly or is it more lumpy in the first year?

Manik H. Jhangiani	A

Chief Financial Officer & Senior Vice President

I would say, from a perspective of given the fact that we have, as John alluded to, some of the cost savings that already in flight, you would see a good share of those starting to come in the first couple of years while the costs, I would probably indicate to you would probably be evenly split. But we’ll give you more details around that.

Judy E. Hong	Q

Goldman Sachs & Co.

Got it. Okay, thank you.

Operator: Thank you. The next question we have comes from John Faucher from JPMorgan. Your line is open.

John A. Faucher	Q

JPMorgan Securities LLC

Thank you. Good morning everyone and congratulations.

John Franklin Brock	A

Chairman & Chief Executive Officer

Thanks, John.

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John A. Faucher	Q

JPMorgan Securities LLC

So, we obviously have a long history with CCE’s European business and some visibility on Germany over the past several years that Coke has owned it. Can you give us a little bit of an idea in terms of how the Spanish business has progressed since the financial crisis and kind of what we’ve seen over the past two years, let’s say, as you put together a combined structure for the family-owned bottlers, and kind of what’s the current state of the business and what’s been the path over the past couple of years? Thanks.

Muhtar Kent	A

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

Hi, John, it’s Muhtar. Good morning again. I’ll say a few words and then ask Sol to provide more flair to the question also. But essentially, I think as all markets in Europe, and particularly Southern Europe, Spain was impacted by the macroeconomic dislocations in the last sort of three, four-year period. But I think with everything else that has been done in Spain, the very successful integration of seven different bottling entities coming together and now that integration having been complete, synergies being realized, being invested in the market place appropriately and effectively, we see a fairly good turnaround in our Spanish business currently.

And I think that we feel pretty confident about the fact that what we’re doing in Spain jointly with in full partnership with Coca-Cola Iberian Partners is working and will continue to yield good results and some best practices. And it’s a very special model serving multiple small accounts, hundreds and thousands in Spain. And it is a very powerful model that is going to continue to add value to as an important integral part of the new entity. Sol, if you want to add more to that?

Sol Daurella Comadrán	A

Independent Non-Executive Director, Ebro Foods SA

Thank you, Muhtar. Hello, John. Just to add a bit to that, in fact in two years we designed the very ambitious integration plan, which really changed our industrial footprint and we have captured a very rewarding amount of synergies. We have fully implemented that plan at this stage, and we’re also now starting to capture interesting top line synergies and we are on a very good track to boost the sales in our market, both in Spain and Portugal.

John A. Faucher	Q

JPMorgan Securities LLC

Got it, thank you. And one sort of follow-up question on that is, can you talk about your business mix in terms of DSD versus warehouse, and sort of I guess John, if you could give us some comments in terms what the overall mix of DSD versus warehouse will be after the deal closes? Thanks.

John Franklin Brock	A

Chairman & Chief Executive Officer

Let me just say that we have very different, as you well know, models across our businesses in Europe already between direct store delivery and warehouse. And so, I think what we should assume for the future is that we will continue to look at what makes the most sense in each given market. Some markets I think are particularly good for DSD. As you know, we’ve got a reasonably high percentage in Belgium, also in Sweden. And the good news I think about the business in Europe is, unlike the business in certain other parts of the world, we are totally in a position where we’re free to choose and to determine and to optimize what kinds of systems for route-to-market makes sense in each given market. If Sol wants to comment a little bit about the direct store delivery business in Spain; a significant portion of the business clearly in Spain is DSD.

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Sol Daurella Comadrán	A

Independent Non-Executive Director, Ebro Foods SA

Yeah, we have a very successful route-to-market in Spain, which is based on our capabilities to attending directly about 260,000 point-of-sales customers, and that represents about 40% of them are served direct sales distribution. Now, that is part of the market grip we have in Spain. It’s based on this route-to-market model we have.

John A. Faucher	Q

JPMorgan Securities LLC

Great. Thank you very much.

John Franklin Brock	A

Chairman & Chief Executive Officer

Thank you, John.

Operator: Thank you. The next question comes from Stephen Powers, UBS. Your line is open.

Stephen R. Powers	Q

UBS Securities LLC

Yes, thanks. I guess two questions, one following up on something that was mentioned earlier. Muhtar, you mentioned a lot of investments, growth rates of investments in the new entity. I’m curious as to what percentage of the synergies that you’ve called out need to be reinvested in those growth initiatives versus our being able to think of them as net synergies?

Muhtar Kent	A

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

Yeah, I think, Nik, do you want to address Steve’s question?

Manik H. Jhangiani	A

Chief Financial Officer & Senior Vice President

Yeah, sure. So, I think as we’ve highlighted, we expect pre-tax synergies coming primarily from the cost areas, as we’ve called out, supply chain efficiencies, procurement, G&A, et cetera, to be in that range of $350 million to $375 million. Now, while we’ve highlighted that we would look to have increased investments in sales and customer-facing activities, as we lay out our plans we will determine how and what amounts and when those are appropriate to be invested to drive, again, bottom line growth over the long term. So net-net, I think we would expect synergy savings and investments to benefit the bottom line with the circa $350 million to $375 million three years after close, and of course we’ll keep you updated on our integration team efforts as we develop these plans.

Stephen R. Powers	Q

UBS Securities LLC

Okay, that’s great. And then, the aim of building out a larger Western European bottler with more contiguous territories I think is a good one, and so we’re all happy. Congratulations on making that happen. But I’m struck by the contiguous territories that are not involved in this transaction, and I’m just wondering, as you think forward, what CCEP’s kind of cash use priorities will be and when in the progression of this integration you think you would be operationally ready, substantially take on more territory. Thank you.

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Muhtar Kent	A

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

Hi, Steve, it’s Muhtar here. I think the important thing is to focus on this transaction and the benefits of this transaction at the moment, and we’ve got a lot to chew here and we’ve got to make sure that there’s perfect execution. And I think that’s what we’re focusing on, and I think this is a major milestone and a major transaction that will benefit all parties involved.

Operator: Thank you. The next question we have comes from Ali Dibadj from Bernstein. Your line is open.

Ali Dibadj	Q

Sanford C. Bernstein & Co. LLC

Hey, guys. So, obviously, we’re all glad what you’ve done here. This is good. I did want to ask further questions about cost synergies actually. If you would just give us a little bit more meat there, perhaps with examples and such. Because, look, in the past, John and Nik, you guys have said that network synergies on aggregation territories doesn’t really work, and you basically said that today again that cross-border shipping, all those stuff, doesn’t work. So, are those synergies – actually, I may be being too detailed, but really “synergies” or are they just operating the businesses sharing best practices?

And I guess within that, it sounds like a lot of the synergies contemplated could be, would be, going away from DSD, as you’ve successfully done in the CCE turf. Is that a fair interpretation? Is that a fair thought process? And, I guess, on top of that, how do we think about some of the employee difficulties that have happened in Spain and how they may impact your synergies? And why can’t we contemplate any tax rate synergies? It doesn’t look like there’s a lot in terms of tax rate synergies. Thanks.

John Franklin Brock	A

Chairman & Chief Executive Officer

Let me comment on the synergy piece first, then I’ll ask Nik to comment on the tax situation. Just to be straight, no. Going away from DSD is not a significant part of the synergy calculations. We’ve already said that we will always be looking to optimize and streamline the route-to-market in each and every market based on the market practices, but just to be clear, that’s not a significant part of the synergy savings here.

What is the continuation of the programs, the major programs that are already underway in both Germany and Spain and in CCE. And then, in addition, it’s taking a really careful look at what are the best practices in each of those markets. We’ve had a chance over the last period of time to do a fairly in-depth study of what’s going on in each of the markets, and there are very clear examples of best practices everywhere. And I think that’s one of the things that really makes us feel good about the future here.

So, it’s not just taking one business’ approach and putting it in place; it’s taking each of them and finding what’s best in each market, and then applying that approach consistently throughout what the new CCEP business will be. Frankly, not unlike what you heard us talk about in CCE over the past five years. So, I think there are totally some things going on in each of the markets that are exciting. And as we implement that approach across-the-board, whether it’s in supply chain or procurement, as well as obviously there are some G&A synergies that are going to come about by having one entity instead of three, that’s where the synergy benefits will come from. Let me ask Nik to talk about the tax situation.

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Manik H. Jhangiani	A

Chief Financial Officer & Senior Vice President

Sure. So, Ali, just to be clear, the motivation for this deal is purely an operational one; it’s not a tax -driven deal. Now having said that, if you look at the ETR that we’ve communicated, the 26% to 28%, quite simply if you look at the geographical mix of what CCEP would look like, and you look at CCE’s effective tax rate today of circa 27%, CCIP at about 25% and CCEIG at 30%, that gets us very comfortably into that range of 26% to 28% that we feel comfortable that we can operate within for the long-term basis.

Ali Dibadj	Q

Sanford C. Bernstein & Co. LLC

And do you think – I guess, one follow-up on that, then a broader question. Do you think there’s room to push that down or that’s where it’s going to be more stable from a tax perspective? And the broader question is, does it matter that the new CCE is kind of a minority of the overall company? Does that change at all the ability to push the best practices across from both sides, right, all three sides of the new entity? Does it matter that there’s no owner that pushes the changes through, or is that just not really an issue I should think about?

John Franklin Brock	A

Chairman & Chief Executive Officer

Let me answer the second part of the question and then I’ll ask Nik to talk a little bit more back on the tax front. We’re all very comfortable with the way the ownership structure of this entity is emerging. And with the current CCE independent shareowners having 48%, we think is a fine place to be. And we also have two major shareowners in The Coca-Cola Company and the current CCIP shareowners.

Importantly, when you look at the structure of the board, there will be majority of independent directors on the board. So in that sense, we think the corporate governance model that’s in place here works just fine. Taking that a step further, the rationale behind the cash payment that will be coming at closing to current CCE shareowners is in recognition of the fact that there are some meaningful items in the area of agreements that have been granted to the other two major shareowners. But this has all been negotiated incredibly carefully and thoughtfully and methodically and in such a way that, to answer your basic question, yes, the business is going to be from, a governance standpoint, in such a place that we’ll able to make all the right decisions we need to make going forward. Do you want to answer the tax?

Manik H. Jhangiani	A

Chief Financial Officer & Senior Vice President

Sure. From a tax perspective, Ali, just again to be clear, we’re comfortable with the 26% to 28% range that we’ve communicated. Having said that, we always will continue to challenge ourselves and look at ways to optimize any kind of tax planning that we might do. But at this point, we’re comfortable with this range.

Ali Dibadj	Q

Sanford C. Bernstein & Co. LLC

Okay. Thanks, guys. That’s it.

Muhtar Kent	A

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

And I’ll just say a final comment on the ownership structure here, AIi. I think importantly, building on what John said, we feel very comfortable with the governance, the ownership structure. The Daurella family, who’ve been in the Coca-Cola business since 1951, and we’ve had a very successful partnerships since that time across Spain, across many other markets, will become, of course, the largest sort of family shareowner of the Spanish system, if you like and, again, with an independent governance structure also for the company. And that, we believe, is a great combination going forward to make this company a best practice in terms of how it’s governed, how it’s operated and how it’s going to be successful. Sol, do you want to add anything to that?

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Sol Daurella Comadrán	A

Independent Non-Executive Director, Ebro Foods SA

Yes. Thank you, Muhtar. I would like to add that as the largest shareowner in this new bottling operation, the Iberian Partners, we’re excited to be able to contribute to the transformation of the world’s largest independent bottler. And I’m sure it’s in the interest of all the parties to bring in all the complementary skills to produce this transformation.

Ali Dibadj	Q

Sanford C. Bernstein & Co. LLC

Really look forward to watch it.

Muhtar Kent	A

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

Thank you.

Operator: Thank you. The next question is from Ian Shackleton from Nomura. Your line is open.

Ian M. Shackleton	Q

Nomura International Plc

Yes, good morning. Congratulations again. I was interested in how this affects your relationship with major retail customers. And I can see this is going to simplify a lot of the negotiations. I just wonder whether you thought this puts you in a better position or a weaker position in some of those negotiations.

John Franklin Brock	A

Chairman & Chief Executive Officer

Frankly, if you look across Europe, Ian, as you well know, the customer landscape, it is consolidating to some degree when you look at what’s happening recently with Ahold and Delhaize. But there are still a number of markets where, in fact, customers are rather unique to the individual market.

And so, our sense is that this transaction means it will maintain the kind of current customer relationships we have across markets and, in some places, will give us I think a better relationship with customers. A good example is Carrefour, who’s got a significant presence in France and who’s got a significant presence in Spain, and that will be, I think, to their benefit and to our benefit.

But in terms of really changing dramatically conditions or negotiating leverage, I think so much of that is already done on a country level, and we do it exceptionally well. I think the Germans do it well and Iberian Partners has done it well. I think we’re going to continue to build on those best practices, and I don’t see the balance of power shifting significantly.

Ian M. Shackleton	Q

Nomura International Plc

That’s very useful, John. Just sort of quick follow-up, really from a Coke point of view, will The Coca-Cola Company equity account for its 18% share in the new company?

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John Franklin Brock	A

Chairman & Chief Executive Officer

Kathy, you want to address that?

Kathy N. Waller	A

Chief Financial Officer & Executive Vice President, The Coca-Cola Co.

Yes. So, yes, we will equity account. We believe the combination of our level of ownership, plus certain additional rights, give us some level of influence that would require us to equity account.

Ian M. Shackleton	Q

Nomura International Plc

Very good. Thanks, Kathy.

Kathy N. Waller	A

Chief Financial Officer & Executive Vice President, The Coca-Cola Co.

Yeah.

Operator: Thank you. The next question is from Bill Schmitz, Deutsche Bank. Your line is open.

William Schmitz	Q

Deutsche Bank Securities, Inc.

Congratulations and good morning.

John Franklin Brock	A

Chairman & Chief Executive Officer

Good morning, Bill.

Muhtar Kent	A

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

Good morning.

William Schmitz	Q

Deutsche Bank Securities, Inc.

Hey, can you just talk about the deal mechanics a little bit? So, tell me if math is right. So, it’s about $7.35 billion of net debt. Do you know what interest rate you are going to pay on that? And then should we just gross up the CCE shares by the sort of 48% to try to figure out the pro forma share count? And then, I have a follow-up, please.

Kathy N. Waller	A

Chief Financial Officer & Executive Vice President, The Coca-Cola Co.

Yeah, I think you answered all your questions there, so.

William Schmitz	Q

Deutsche Bank Securities, Inc.

I just wanted to confirm.

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Kathy N. Waller	A

Chief Financial Officer & Executive Vice President, The Coca-Cola Co.

Really, pretty simple math. I think if you just gross up the 48%, you’d get to roughly a 480 million to 490 million share count. Yeah, I would say the debt number is spot on in terms of what you’ve calculated. In terms of cost of debt, very hard for me to indicate that today. Obviously, CCEP is committed to an investment grade, as I highlighted. We would be going out and looking at what we could ideally structure given market conditions, and we’ll be able to give you an update on that in due course.

William Schmitz	Q

Deutsche Bank Securities, Inc.

Okay, great. Thanks. And then, two more things. How do you view future acquisitions? So, are you guys on the sideline for a while as this gets integrated and is M&A still a part of the strategy? And then, is there an opportunity for price harmonization across Europe? Because I know pricing is dramatically different across the different countries. But I was wondering, as this thing gets integrated, is there an opportunity to apply some of the stuff that Coke’s doing globally across some of the lower price per unit markets like Germany?

John Franklin Brock	A

Chairman & Chief Executive Officer

Well, I’ll tackle the first one. I think Muhtar has already given an outstanding answer on that, which is we’ve got our work cut out for us to put this new entity together and to make it successful, which we’re all committed to do and will do. I think at the right time and the right place, M&A will have its position again, but I don’t think that’s a near-term objective. I think we’ve got plenty of work to do to get this entity in the right place, which we’re committed to doing. And then we’ll reflect and think about M&A options at a later date when I think it’s more appropriate to do that.

On the pricing situation, I think we just follow and carefully watch what’s going on across Europe. It really is what it is. Each market is pretty different and we’ve recognized that for a long time. And so, we tend to take our decisions around how we work with customers to create value and how we develop our pricing algorithms in those individual markets on a market-by-market basis. And frankly we think that’s been a pretty successful model in the past and I don’t see that changing going forward. But obviously, we’ll watch and we’ll carefully see what happens as we go forward as it makes sense.

William Schmitz	Q

Deutsche Bank Securities, Inc.

Right. Thanks very much.

Operator: Thank you. The next question is from Amit Sharma, BMO Capital Markets. Your line is open.

Amit Sharma	Q

BMO Capital Markets (United States)

Hi. Good morning, everyone.

John Franklin Brock	A

Chairman & Chief Executive Officer

Good morning.

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Sol Daurella Comadrán	A

Independent Non-Executive Director, Ebro Foods SA

Good morning.

Muhtar Kent	A

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

Good morning.

Kathy N. Waller	A

Chief Financial Officer & Executive Vice President, The Coca-Cola Co.

Good morning.

Amit Sharma	Q

BMO Capital Markets (United States)

I had just a broader question. Can you talk about the structure of the deal and also the timing aspect of it? Is that driven by you’re seeing some early green shoots in Europe and that perhaps accelerated the timeline and the structure as well? And the second question is, does it impact your, Coca-Cola’s investment in the European market as we talked about recently that you are going to start spending more money behind media spending in that market as well?

Muhtar Kent	A

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

Yeah, Amit, second question first. I think regardless of this transaction, we’re committed to investing in our brands and you will see that continuing through our productivity initiatives and also marketing being redeployed to more media. So, that is taking place and that will continue.

The first question on timing, I think the important thing is, what you’ve heard before, both the Iberian integration has been successful, continues to drive better results. Germany, we’ve been working at bringing Germany’s level of execution every year improved, and I think we’re seeing results of that in the marketplace. I think CCE continues to ensure that they can drive top line growth in the European markets. And all of that combined I think brings us to a time which is opportune now to drive this at another level and better and more effectively, and I think that’s what the timing is all about.

Amit Sharma	Q

BMO Capital Markets (United States)

All right. Thank you very much.

John Franklin Brock	A

Chairman & Chief Executive Officer

Thank you.

Operator: Thank you. The next question is from Mark Swartzberg from Stifel. Your line is open.

Mark D. Swartzberg	Q

Stifel, Nicolaus & Co., Inc.

Good morning gentlemen and congratulations everyone.

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Muhtar Kent	A

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

And ladies of course.

Mark D. Swartzberg	Q

Stifel, Nicolaus & Co., Inc.

And ladies, yes, everyone. Everyone with the effort to correct that. Good morning, lady. Congratulations, lady. Is there a place, Muhtar, down the road for this entity taking the approach that we’re seeing here in the United States, where there’s really only a distribution aspect and the manufacturing stays either with Coke or with this entity? So, something that aims to achieve this focus on distribution down the road.

Muhtar Kent	A

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

No, I think this model is very clear, what has been outlined. And I think it works very well. I think the issue in the United States was a different one, to evolve into a 21st century supply chain model, which we’re architecting rapidly in order to ensure that we can drive better customer and better consumer service. And I think that’s what you see in the United States, and this is completely a different set of dynamics and I think this is different and it’s different for very good reasons.

Mark D. Swartzberg	Q

Stifel, Nicolaus & Co., Inc.

Great, great. Thank you, Muhtar. Thank you lady and gentlemen.

Muhtar Kent	A

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

Kathy Waller in the room, too. So, ladies.

Mark D. Swartzberg	Q

Stifel, Nicolaus & Co., Inc.

Hi, Kathy. Congratulations, too.

Kathy N. Waller	A

Chief Financial Officer & Executive Vice President, The Coca-Cola Co.

Okay. Thanks, Mark.

Operator: Thank you. The next question is from Carlos Laboy, HSBC. Your line is open.

Carlos Laboy	Q

HSBC Securities USA, Inc.

Good morning. Congratulations everyone. My question is for Sol. Beyond the near-term economic reasons that have been outlined, what is the long-term opportunity that compelled your family group most to do this deal? And also, with a fresh pair of eyes, what is the next frontier that you see for German development?

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Sol Daurella Comadrán	A

Independent Non-Executive Director, Ebro Foods SA

Well, for us – good morning again, Carlos. For us, it’s a great opportunity to be integrated in a platform for even further growth. And as I told you before, we were excited to be able to contribute to the transformation of this world-largest independent bottler, where we can bring in our skills and complement with others to generate further growth with all the synergies we’ll be able to capture and with all the reinvestment to drive further growth in the market. And your second question was?

Carlos Laboy	Q

HSBC Securities USA, Inc.

You bring a fresh pair of eyes to the German opportunity. What do you see as the next frontier there?

Sol Daurella Comadrán	A

Independent Non-Executive Director, Ebro Foods SA

One, Germany, they have their plans going forward, and that just had been announced.

Carlos Laboy	Q

HSBC Securities USA, Inc.

Thank you.

Sol Daurella Comadrán	A

Independent Non-Executive Director, Ebro Foods SA

Well – yeah.

John Franklin Brock	A

Chairman & Chief Executive Officer

Let me just – we’ll give you more info on Germany and Spain, both, as we go forward. I think that’s one of the things you’re going to be interested in hearing about. I think it’s a little premature for us to be talking about that as we stand here today. But we certainly understand, as you are all sitting there thinking about the information, I think you don’t have on book Germany and Spain. We understand there’s a responsibility here to give you some information as we go forward, and so you can rest assure we’ll do that.

Carlos Laboy	Q

HSBC Securities USA, Inc.

Thanks, John.

Operator: Thank you. The next question is from Robert Ottenstein from Evercore. Your line is open.

Robert E. Ottenstein	Q

Evercore ISI

Great. I’d like to echo everyone’s congratulations, especially for Sol, who’s done an amazing consolidation effort over the last few years. Two questions. One, can you talk about how management is going be incentivized here? How much short term, long term, stock, how tied to the synergies? That’s the first question.

And the second question is for Sol, if perhaps she could talk about the best practices that have been developed by her company and what she’s learned through her own consolidation process that can be used here. Thank you.

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John Franklin Brock	A

Chairman & Chief Executive Officer

Sure, yeah. In terms of the management incentive plan, I think it’s fair to say we’ve got an integration team that’s going to be working on this over the coming months. We have three different programs in place, which is not that surprising when you consider the history of the three entities that we’re putting together. And I think, again, just like everything else I’ve described, we want to find out what best practice is and then put that in place.

I think you can assume that we want to have a program in place, which does have, for senior management members and even middle management, we’re going want to have a program in place which incentivizes performance. So, I think again it would be reasonable to assume we’ll have a combination, obviously, of base pay, annual bonus and then some sort of a long-term incentive compensation program on top of that. But the details of that, clearly, have got to be worked out over the next several months. We also have to take into consideration differences between countries in terms of what make sense in some countries, doesn’t work quite so well in other countries. We already have that, frankly, in our own management incentive plan at CCE as we deal across seven countries.

So, I think you’re going assume we will tie the management incentive plan to performance. Absolutely, that’s a critical component certainly in my philosophy, and I know this new board’s philosophy is going to be the same, that we will manage, get incentivized to go out and make things happen, and to be rewarded when they do. So, that’s what you’re going to assume on the management incentive plan. Let me turn it over to Sol to talk about best practices in Spain.

Sol Daurella Comadrán	A

Independent Non-Executive Director, Ebro Foods SA

So, hello, Roberto. I would like to say that from the point of view of the Spanish operation, we can contribute and we complement the contributions of others, basically with the best-in-class relational model with The Coca-Cola Company, and our strength and capabilities on market execution where we leverage our now leading customer influence and on our route-to-market model.

And regarding the integration, how we can – our experience can contribute to that. As John announced in the introductory words right at the beginning, the parties will close – we will proceed with an integration team which will prepare a detailed implementation plan, and I’m sure we will benefit from the experience of the Spanish integration as Víctor Rufart, our General Manager in Spain, will be named – announced as Chief Integration Officer. So, I’m sure he will contribute very much to that integration with his knowledge and know-how and his experience from Spanish integration.

Robert E. Ottenstein	Q

Evercore ISI

Thank you.

Operator: Thank you. And our final question coming from Andrew Holland from SG. Your line is open.

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Andrew Holland	Q

Société Générale SA (Broker)

Yes, hi. Thanks very much. Coming back to something that John mentioned earlier in relation to the numbers that you’ve given, you’ve given an EBITDA pro forma for last year of $2.1 billion, CCE reported $1.4 billion and that leaves $0.7 billion for the Iberian and German businesses. Can you give us an idea of how that splits? Does that split roughly in line with the sales split that you’ve given, or is there any reason to think one or other of those two businesses is more profitable?

And secondly on the sales, $12.4 billion, looking at your slide 11, 59% of that is the CCE business, 59% of $12.4 billion is $7.3 billion but you reported $8.3 billion. Can you tell me what I’m doing wrong on the math there?

Kathy N. Waller	A

Chief Financial Officer & Executive Vice President, The Coca-Cola Co.

Sure, Andrew. So firstly, just to be clear, the numbers that we have put in, we’ve got 2014 and 2015 pro forma expected numbers for the revenue and EBITDA. What you’re going to find, and we’ll probably give you a reconciliation offline, that will be easier, is we have exchange rates that we have used to be able to simplify this presentation versus what was reported in our numbers that you would have seen for 2014. So, the exchange rate element has a large element to play with that, and we’ll give you that information offline.

In terms of the split, it goes back to that point. I think if you think about the $2.1 billion EBITDA pro forma for 2015, while you’re using a number for CCE, you’re using a number based on a certain exchange rate. And finally, I think we’re not really going to get into details of splitting out Germany and Spain numbers quite yet, but we will provide you that information at a later stage.

Andrew Holland	Q

Société Générale SA (Broker)

As a working assumption though, is there any reason to think that they are dramatically different in profitability?

Kathy N. Waller	A

Chief Financial Officer & Executive Vice President, The Coca-Cola Co.

I wouldn’t use the word dramatic, but I would say, yes, there’s a difference in profitability.

Andrew Holland	Q

Société Générale SA (Broker)

And which way might that be?

Kathy N. Waller	A

Chief Financial Officer & Executive Vice President, The Coca-Cola Co.

Toward Spain.

Andrew Holland	Q

Société Générale SA (Broker)

Okay, that’s helpful. Thank you. One final question, now that Europe is so much bigger for the combined company, I’m just wondering if John has any plan to spend more time in Europe.

John Franklin Brock	A

Chairman & Chief Executive Officer

Absolutely. I’ll spend as much time over there as I have to. I’m already spending a massive amount of time over there, and that will just get more. So, you can assume you’ll see me more often.

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Andrew Holland	Q

Société Générale SA (Broker)

Okay. Thank you very much.

Muhtar Kent

http://www.coca-colacompany.com/our-company/board-of-directors-muhtar-kent, The Coca-Cola Co.

Thanks, Kathy, Sol, John, Nik and Tim. Today’s announcement represents a very important step in our global systems evolution. We continue to adapt our business model to innovate, invest and grow, along with the changing demands of the marketplace. With the strong leadership that will be assembled from across the three organizations, Coca-Cola European Partners will be very well positioned to deliver better and more effective service to customers throughout Europe and drive profitable growth across multiple beverage categories. As always, we thank you for your interest and for joining us this morning.

Operator: Thank you. And this does conclude today’s conference. All parties may disconnect.

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FORWARD-LOOKING STATEMENTS

This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Spark Orange Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster

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Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2014, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, CCEP will file with the SEC a registration statement on Form F-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings con taining information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.”

PARTICIPANTS IN SOLICITATION

KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 12, 2015, and March 11, 2015, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers will be available in the proxy statement/prospectus when it is filed with the SEC.

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